Filed Pursuant to Rule 433

Registration No. 333-223764

March 21, 2018

$330,000,000

5.00% Fixed-to-Floating Rate Subordinated Notes due 2028

Issuer:	Simmons First National Corporation (the “Company”)
Security:	5.00% Fixed-to-Floating Rate Subordinated Notes due 2028 (the “Notes”)
Aggregate Principal Amount:	$330,000,000
Rating:

Kroll: BBB

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	March 21, 2018
Settlement Date (T+3):	March 26, 2018
Final Maturity:	April 1, 2028
Reference Benchmark:	UST 2.75% due February 15, 2028
Benchmark Yield:	2.90%
Spread to Benchmark:	+ 210 bps
Yield to Investors:	5.00%
Coupon:	5.00% per annum, from and including the Settlement Date to, but excluding, April 1, 2023, payable semi-annually in arrears. From and including April 1, 2023, to, but excluding the maturity date or earlier redemption, a floating per annum rate equal to the then current three-month LIBOR rate, determined on the determination date of the applicable interest period, plus 215 bps, payable quarterly in arrears; provided, however, that in the event that three-month LIBOR is less than zero, three-month LIBOR shall be deemed to be zero.
Issuer Price to Investors:	100%
Interest Payment Dates:	Interest on the Notes will be payable on April 1 and October 1 of each year through, but excluding, April 1, 2023, and thereafter on January 1, April 1, July 1, and October 1 of each year to, but excluding the maturity date or earlier redemption. The first interest payment will be made on October 1, 2018.

Day Count Convention:	30/360 to but excluding April 1, 2023 and, thereafter, on the basis of the actual number of days in the relevant interest period divided by 360.
Optional Redemption:	The Company may, at its option, beginning with the interest payment date of April 1, 2023 and on any interest payment date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to but excluding the date of redemption.
Special Event Redemption:	The Notes may not be redeemed prior to April 1, 2023, except that the Company may redeem the Notes at any time, at its option, in whole but not in part, if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that could preclude the Notes from being recognized as Tier 2 capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to but excluding the redemption date.
Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof
Listing and Trading Markets:	The Company does not intend to list the Notes on any securities exchange or to have the Notes quoted on a quotation system. Currently there is no public market for the Notes and there can be no assurances that any public market for the Notes will develop.
Underwriters’ Discount:	0.95%
Proceeds to the Company (after underwriting discount, but before offering expenses):	$326,865,000
CUSIP/ISIN:	828730 AB7 / US828730AB73
Lead Book Running Manager:	Sandler O’Neill + Partners, L.P.
Joint Book Running Managers:	Keefe, Bruyette & Woods, Inc. and Stephens Inc.

The Issuer has filed a shelf registration statement (File No. 333-223764) (including a base prospectus) and a related preliminary prospectus supplement dated March 19, 2018 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Sandler O’Neill & Partners, L.P. toll-free at 1-866-805-4128, Keefe, Bruyette & Woods, A Stifel Company, toll-free at 1-800-966-1559 or by calling Stephens Inc. toll-free at 1-800-643-9691.